SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

Contents of Report

This report contains (check all applicable boxes)

X   (a)   Facing page

X   (b)   Statement of Financial Condition

     (c)   Statement of Operations

     (d)   Statement of Cash Flows

     (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

     (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors

     (g)   Computation of Net Capital

     (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

     (i)   Information for Possession or Control Requirements under Rule 15c3-3

     (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

     (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X   (l)   An Oath or Affirmation

     (m)   A copy of the SIPC Supplemental Report (not required)

     (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2020__ AND ENDING __December 31, 2020__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Synovus Securities, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1137 First Avenue

(No. and Street)

Columbus	Georgia	31901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Angela Wills   (706)649-2558

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP

(Name – *if individual, state last, first, middle name*)

485 Lexington Avenue, Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2020

Table of Contents

Synovus Securities, Inc.
1137 1ˢᵗ Avenue, 2ⁿᵈ Floor
Columbus, GA 31901

Oath or Affirmation

February 26, 2021

I, L. Angela Wills, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Synovus Securities, Inc., as of December 31, 2020 is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified solely as that of a customer.

Signature

L. angela Wills
_____
Vice President, Financial Principal

Mary L. Bass
_____
Notary Public



```
MARY L BASS
Notary Public - State of Georgia
Muscogee County
My Commission Expires Aug 15, 2023
```



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of Synovus Securities, Inc.
Columbus, Georgia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Synovus Securities, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2020.

New York, New York
February 26, 2021

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	5,173,292
Receivables from clearing organization		11,853,502
Trading securities, at fair value		10,880,295
Premises and equipment, net		139,384
Goodwill		39,359
Deferred income taxes, net		1,520,054
Notes receivable from employees		10,306,924
Income tax receivable from Parent		208,071
Other receivables		1,040,094
Other assets		725,592
Total assets	$	41,886,567

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	5,378,582
Accrued expenses payable to affiliates		4,121
Payables to clearing organization		5,625
Securities sold, not yet purchased, at fair value		7,716,825
Total liabilities		13,105,153

Commitments and contingencies (see notes 13 and 14)

Stockholder's equity:		
Common stock, $1 par value. Authorized, 100,000 shares; issued and outstanding, 500 shares		500
Additional paid-in capital		20,851,278
Retained earnings		7,929,636
Total stockholder's equity		28,781,414
Total liabilities and stockholder's equity	$	41,886,567

See accompanying notes to statement of financial condition.

(1) General Information and Summary of Significant Accounting Policies

(a) Business

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Parent is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA). The Company is registered as an introducing broker dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include full-service brokerage services, investment advisory services, investment banking, capital markets transactions, economic research and financial planning. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

(b) Basis of Financial Statement Presentation

The financial statement has been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments with maturities of three months or less.

(d) Securities Transactions

All trading securities are recorded at trade date and are carried at fair value. The fair values of trading securities are primarily based on actively traded markets where prices are based on either quoted market prices or observed transactions. Management employs independent third-party pricing services to provide fair value estimates for the Company's trading securities. Fair values for fixed income investment securities are typically determined based upon quoted market prices, broker/dealer quotations for identical or similar securities, and/or inputs that are observable in the market, either directly or indirectly, for substantially similar securities.

(e) Allowance for Credit Losses (ACL)

On January 1, 2020, the Company adopted ASU 2016-13 (and all subsequent ASUs on this topic), which replaced the existing incurred loss impairment guidance with an expected credit loss methodology (referred to as CECL). CECL requires management's estimate of credit losses over the remaining expected life of receivables and other financial instruments. For the Company, CECL applies to Receivables from Clearing Organizations, Notes Receivables from Employees, and Other Receivables, and are reported in the Statement of Financial Condition net of any ACL. These estimates are updated through periodic evaluated against actual trends experienced.

(f) Receivables from and Payables to Clearing Organization

The Company's proprietary securities transactions and securities transactions for customers are cleared through a nonaffiliated clearing organization on a fully disclosed basis. Receivables from clearing organization include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivable, and cash deposits. Thee receivables generally have minimal credit risk due to the low probability of clearing organization default and the short-term nature of receivables related to securities settlements and therefore, the allowance for credit losses on such receivables is not significant. Payables to clearing organization include amounts payable from securities transactions that have not yet reached their contractual settlement date and amounts payable for securities failed to receive.

(g) Notes Receivable from Employees

The Company grants loans to employees in conjunction with a program established primarily to recruit and retain certain employees. These loans are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period. These loans generally amortize over a contractual service period of 3 to 9 years from the initial date of the loan. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. A loan is placed on non-accrual status when, based on current information, it is probable that the Company will be unable to collect scheduled payments of principal and interest when due according to the contractual terms of the underlying loan agreement. Generally, loans with principal or interest payments that are more than 90 days past due are placed on non-accrual status. The amortized cost basis of these loans is written-off against the allowance for credit losses when management deems the amount to be uncollectible.

(h) Other Receivables

Other receivables consist of amounts due from customers in the ordinary course of business. Amounts have been earned and/or billed and are to be collected within the next 90 days.

(i) Securities Purchased under Resale Agreements

Transactions involving purchases of securities under agreements to resell (reverse purchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale amounts. The carrying value of reverse repurchase agreements approximates their fair value due to their short term nature. These transactions are primarily repurchase agreements of United States Government securities. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market

value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

(j) *Premises and Equipment*

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed primarily by the straight-line method over the estimated useful lives of the assets. Useful life ranges from 3-10 years depending on asset type. Leasehold improvements are amortized over the shorter of the estimated useful life or remainder of the lease term.

The Company reviews long-lived assets, such as furniture, fixtures, equipment and leasehold improvements, for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

(k) *Income Taxes*

The Company's operating results are included in the consolidated income tax returns of Synovus. The Company accrues income tax on a stand-alone basis based on the Company's profitability, not that of Synovus.

The Company uses the asset and liability method to account for future income taxes expected to be paid or received (i.e., deferred income taxes). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement (GAAP) carrying amounts of existing assets and liabilities and their respective tax basis, including operating losses and tax credit carryforwards. The deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income of the Company in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date.

Significant estimates used in accounting for income taxes relate to the valuation allowance for deferred tax assets, utilization of net operating losses, the determination of taxable income, and the determination of temporary differences between book and tax basis.

Synovus accrues tax liabilities for uncertain income tax positions based on current assumptions regarding the expected outcome by weighing the facts and circumstances available at the reporting date. If related tax benefits of a transaction are not more likely than not of being sustained upon examination, the Company will accrue a tax liability or reduce a deferred tax asset for the expected tax impact associated with the transaction. Events and circumstances may alter the estimates and assumptions used in the analysis of its income tax positions and, accordingly, the Company's effective tax rate may fluctuate in the future. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. There are no unrecognized tax benefits as of December 31, 2020.

(1) Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable net assets of acquired businesses. Goodwill is tested for impairment on an annual basis during the fourth quarter of each year and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. During 2020, due to triggering events brought on by COVID-19, the Company performed quantitative assessments as of March 31, 2020, June 30, 2020, September 30, 2020, and November 30, 2020. The quantitative assessment of goodwill impairment included determining the estimated fair value utilizing a combination of discounted cash flow and market-based approaches, and comparing that fair value to the carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The discounted cash flow method was weighted at 60% and the market-based approach was weighted at 40%. The discounted cash flow method included internal forecasts, long-term profitability targets, growth rates and discount rates. The market approach was based on a comparison of certain financial metrics of the Company to guideline public company peers.

Prior to 2020, the Company applied the quantitative assessment guidance to determine if the following factors indicated that goodwill was more likely than not impaired: macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other relevant entity-specific events. (ASC) 350-20-35-3A, *Goodwill Subsequent Measurement-Qualitative Assessment*, provides the option to perform a qualitative assessment to determine whether the quantitative portion of the goodwill impairment testing is necessary.

As of November 30, 2020, the Company completed its annual goodwill impairment evaluation and concluded that goodwill was not impaired.

(2) Regulatory Requirements

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital, as defined, of $13,917,794 which was $13,558,947 in excess of its required net capital of $358,847. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was 0.39 to 1.

(3) Trading Securities

Estimated fair values of trading securities at December 31, 2020 are as follows:

Obligations of U.S. Government agencies	$	10,343,551
Municipal securities		175,610
Corporate bonds		361,134
	$	10,880,295

The Company has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If quoted market prices are not available, fair values are estimated using bid prices and quoted prices of pools or tranches of securities with similar characteristics. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

(4)   Receivables from and Payables to Clearing Organization

The balances shown as receivables from and payables to clearing organization represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Balances at December 31, 2020 were as follows:

Receivables:	
Clearing organization	$ 11,853,502
Payables:	
Clearing organization	$ 5,625

(5)   Premises and Equipment

Premises and equipment, net consist of the following at December 31, 2020:

Furniture and fixtures	$ 904,248
Computer equipment and purchased software	1,047,431
Construction in process	100,320
Leasehold improvements	72,954
Premises and equipment	2,124,953
Less accumulated depreciation and amortization	(1,985,569)
Premises and equipment, net	$ 139,384

(6)   Notes Receivable from Employees

As of December 31, 2020, no amounts were due on demand or being collected due to employee departures. Based on continued employment and history of collectability of the notes, no allowance for credit losses has been provided.

(7)   Other Receivables

Other receivables consist of the following at December 31, 2020:

Receivables from customers	$	962,269
Other receivables		77,825
Total other receivables	$	1,040,094

(8)   Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2020 are presented below:

Deferred income tax assets:		
Accrued bonus	$	283,411
Employee benefits		944,565
Restricted stock awards		335,537
Excess tax over financial statement depreciation		4,532
Other		12,791
Gross deferred income tax assets		1,580,836
Deferred income tax liabilities:		
Deferred revenues		(44,724)
Accrued stock option expense		(16,058)
Gross deferred income tax liabilities		(60,782)
Net deferred tax assets	$	1,520,054

There was no valuation allowance for deferred tax assets at December 31, 2020. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by the Company during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these amounts.

Currently, there are no years for which the Parent filed a consolidated federal income tax return that are under examination by the Internal Revenue Service (IRS). Additionally, the Parent is no longer subject to income tax examinations by the IRS for years before 2017, and excluding certain limited exceptions, the Parent is no longer subject to income tax examinations by state and local income tax authorities for years before 2016.

(9) Line of Credit

Margin Line of Credit

The Company has access to an extension of margin credit from its clearing organization. Credit availability is based on net equity in proprietary positions. Interest on the account is calculated based on the prevailing federal funds target rate plus 50 basis points. The weighted average balance outstanding on the margin account during 2020 was approximately $489,923. There was no balance outstanding on the extension of margin credit as of December 31, 2020.

Line of Credit with Synovus Financial Corp.

As an additional source of financing, the Company established a line of credit with its Parent, to be used for settlement requirements related to buying, selling, and trading securities. The line of credit expires on August 21, 2022. The line of credit was not utilized during 2020. There was no balance outstanding on the line of credit with Synovus Financial Corp. as of December 31, 2020.

(10) Securities Sold, Not Yet Purchased

Securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price. This obligation is recorded at the fair value of the securities to be purchased. The securities sold, not yet purchased was comprised of U.S. Government securities of $7,716,825 as of December 31, 2020. Because securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price, the fair value of the securities is likely to fluctuate prior to the date they are purchased.

(11) Employee Compensation and Benefits

(a) *Retirement Plans*

For the year ended December 31, 2020, the Company provided a 100% matching contribution on the first 5% of eligible employee 401(k) contributions.

For the year ended December 31, 2020, the Parent sponsored a stock purchase plan for employees whereby the Company made contributions equal to 15% of every $1 of employee voluntary contributions, subject to certain maximum contribution limitations. The funds are used to purchase outstanding shares of Synovus common stock.

(b) *Share-Based Payment Arrangements*

Synovus has a long-term incentive plan under which the Compensation Committee of the Board of Directors of Synovus has the authority to grant share-based awards to the Company's employees. This incentive plan permits grants of share-based compensation including stock options and restricted share units. The grants generally include vesting periods ranging from three to five years and contractual terms of ten years. Stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant-date. Synovus has historically issued new shares to satisfy share option exercises and share unit conversions. The restricted share units granted during 2020 contain a service-based vesting period of three years with most awards vesting pro-rata over three years.

(12) Transactions with Affiliates

The Company had cash balances of $3,884,971 on deposit at Synovus Bank, which is also a wholly owned subsidiary of Synovus, as of December 31, 2020.

The Company pays various management fees to Synovus for such services as human resources, information technology, occupancy, and internal audit. These charges are allocated to the Company based on either headcount or actual usage as applicable and as determined by Synovus.

(13) Commitments

The Company did not have any commitments for the year ended December 31, 2020.

(14) Contingencies

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

(15) Fair Value Accounting

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. ASC 825-10-15, *Fair Value Measurements and Disclosures* permits entities to make an irrevocable election, at specified election dates, to measure eligible financial instruments and certain other instruments at fair value. The Company has not elected the fair value option for any financial instruments.

(a)   Determination of Fair Value

ASC 820-10 defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an "exit price") in the principal or most advantageous market available to the entity in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy for disclosure of fair value measurements based on significant inputs used to determine the fair value. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the financial instrument's fair value measurement in its entirety. The three levels of inputs are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities for the instrument or security to be valued. Level 1 assets include marketable equity securities as well as U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 – Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or model-based valuation techniques for which all significant assumptions are derived principally from or corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that

SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Notes to Statement of Financial Condition

December 31, 2020

are traded less frequently than exchange-traded instruments. This category generally includes U.S. Government sponsored agency securities, collateralized mortgage obligations and mortgage-backed securities issued by U.S. Government sponsored enterprises, obligations of states and municipalities, corporate bonds, and certificates of deposit.

Level 3 – Unobservable inputs that are supported by little, if any, market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow models, and similar techniques, and may also include the use of market prices of assets and liabilities that are not directly comparable to the subject asset or liability. These methods of valuation may result in a significant portion of the fair value being derived from unobservable assumptions that reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. The Company has no investments classified in this category.

(b) *Assets and Liabilities Measured at Fair Value on a Recurring Basis*

The following table presents all financial instruments measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total assets/ liabilities at fair value
Assets:				
Trading securities:				
U.S. Government agencies	$ —	10,343,551	—	10,343,551
Municipal securities	—	175,610	—	175,610
Corporate bonds	—	361,134	—	361,134
Total trading securities	$ —	10,880,295	—	10,880,295
Liabilities:				
Securities sold, not yet purchased	$ —	7,716,825	—	7,716,825

Transfers between levels are recognized as they occur. There were no transfers of financial instruments between the three levels of the fair value hierarchy in 2020.

SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Notes to Statement of Financial Condition

December 31, 2020

(c) *Financial Disclosures*

ASC 825-10-50 requires the disclosure of the estimated fair value of financial instruments. The following table presents the carrying and estimated fair values of on-balance sheet financial instruments at December 31, 2020. The fair value represents management's best estimates based on a range of methodologies and assumptions.

Cash and cash equivalents are repriced on a short-term basis; as such, the carrying value closely approximates fair value. Various receivables and payables are not disclosed below; however, the carrying value closely approximates fair value due to their short-term nature.

	Carrying value	Estimated fair value
Financial assets:		
Level 1 Measurement:		
Cash and cash equivalents	$ 5,173,292	5,173,292
Level 2 Measurement:		
Trading securities	10,880,295	10,880,295
Financial liabilities:		
Level 2 Measurement:		
Securities sold, not yet purchased	$ 7,716,825	7,716,825

(16) Subsequent Events

The Company has evaluated the effects of events or transactions that have occurred subsequent to December 31, 2020.